EXHIBIT 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Successor Company			Predecessor Company
	Three Months Ended	Year Ended	Year Ended	Year Ended	Year Ended
	March 31,	December 31,	December 31,	December 26,	December 28,
	2011	2010	2009	2008	2007
Pre-tax earnings (loss)(a)	$257	$2,708	$6,455	$(45,438)	$(13,723)
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	2,436	9,935	12,341	29,641	51,683

Pre-tax earnings / (loss) before fixed charges	2,693	12,643	18,796	(15,797)	37,960

Fixed charges:
Interest	2,353	9,621	12,040	29,349	51,425
Other(b)	83	314	301	292	258

Total fixed charges	2,436	9,935	12,341	29,641	51,683

Preferred stock dividend requirements	-	140	141	4,356	401

Total combined fixed charges and preferred stock dividends	$2,436	$10,075	$12,482	$33,997	$52,084

Ratio of earnings to fixed charges	1.11	1.27	1.52	*	*
Ratio of earnings to combined fixed charges and preferred stock dividends	1.11	1.25	1.51	*	*

(a)	Excludes undistributed earnings (loss) from equity investments and earnings from discontinued operations.
(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.
*	The earnings for the years 2008 and 2007 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends. The coverage deficiencies for total fixed charges for the years 2008 and 2007 were $45,438 and $13,723, respectively. The coverage deficiencies for total fixed charges and preferred stock dividends for the years 2008 and 2007 were $49,794 and $14,124, respectively.